Aston Funds

EXHIBIT TO ITEM 77I

Terms of New or Amended Securities

Aston/Lake Partners LASSO Alternatives Fund-Class I

The Aston/Lake Partners LASSO Alternatives Fund has issued
Class I shares of beneficial interest. Each share of the Class I shares of beneficial interest has the preferences, conversion and other rights, voting powers, restrictions, qualifications, and terms and conditions of redemption that are set forth in the Trust Instrument for the Aston Funds.

A description of Class I shares of the Aston/Lake Partners
LASSO Alternatives Fund is incorporated by reference to the Post-Effective Amendment No. 103 to the Registration
Statement as filed with the SEC via EDGAR on March 30, 2009
(Accession No. 0000950137-09-002384).